Exhibit 21.1

Subsidiaries of the Registrant

The following list includes subsidiaries of Granite Ridge Resources, Inc. All subsidiaries are wholly-owned unless otherwise indicated.

Granite Ridge Holdings, LLC, a Delaware limited liability company

Granite Ridge Reeves, LLC, a Delaware limited liability company

Granite Ridge Vital, LLC, a Delaware limited liability company